Exhibit 99.2

Amdocs Limited NASDAQ: DOX Fiscal Q2 2026 Earnings Presentation May 13, 2026 Shimie Hortig President & CEO Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer

Forward-Looking Statement The information contained herein in this presentation or delivered or to be delivered to you during this presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Amdocs Limited securities or in any securities of its affiliates or subsidiaries. This presentation and the comments made by members of Amdocs management in conjunction with it can be found on the Investor Relations section of our website, and, as always, a copy of today’s prepared remarks will also be posted immediately following the conclusion of this call. This presentation includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ strategy, including with respect to artificial intelligence and agentic opportunities, growth, financial outlook and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks, uncertainties and other important factors that may cause future results to differ materially from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025 filed on December 15, 2025, and for the first quarter of fiscal 2026 on February 17, 2026. This presentation includes non-GAAP financial measures, including non-GAAP operating margin, free cash flow, revenue on a constant currency basis, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited, and non-GAAP earnings per share. Free cash flow equals cash generated by operating activities less net capital expenditures. While in prior years Amdocs used normalized free cash flow, Amdocs is no longer reporting normalized free cash flow. Normalized free cash flow is not comparable to free cash flow. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures. Please refer to the appendix for a reconciliation of these metrics to the most comparable GAAP provision. Amdocs believes that these measures provide useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business. This presentation also includes pro forma metrics which exclude the financial impact of OpenMarket (divested on December 31, 2020) from fiscal year 2021. Please also review the information contained in Amdocs’ press release dated May 13, 2026, with respect to earnings for fiscal Q2 2026. The press release contains additional information regarding Amdocs’ outlook for fiscal year 2026 and certain non-GAAP metrics and their reconciliations. 2 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Today’s speakers Shimie Hortig President & Chief Executive Officer Tamar Rapaport Dagim Chief Financial Officer & Chief Operating Officer 3 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Agenda Strategy & Business Performance Update Shimie Hortig President & Chief Executive Officer Financial Review & Outlook Tamar Rapaport-Dagim Chief Financial Officer & Chief Operating Officer Q&A 4 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Shimie Hortig President & Chief Executive Officer Strategy and Business Performance Update 5 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Today’s focus 1 2 Future Vision Q2 Overview & Outlook Become the primary partner Financial & operating of choice to our customers performance highlights in their agentic journey and financial outlook 6 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

1 Future Vision 7 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

1 A glimpse of our vision Amdocs is best positioned to turn the agentic vision into reality for our customers Deep industry knowledge Engineering & Leader in mission-critical Outcome-based & domain expertise innovation pedigree systems transformation business model 8 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

1 Amdocs Agentic Strategy Building Blocks A B C D Tailored Agentic & agentic Strategic AI & GenAI-native automated roadmap for cloud partner organization products each customer ecosystem 9 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

1 aOS—Successful MWC 2026 launch & initial commercial traction FFICIAL O AUNCH L Commercial Momentum aOS Officially Launched at Mobile World Congress in Barcelona 10 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

2 Q2 Overview & Outlook 11 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

2 Q2 Financial Highlights Revenue Non-GAAP Non-GAAP 12-Month (1) operating margin EPS (1) Backlog $1.17B 21.5% $1.78 $4.28B Above guidance Up 20bps Above guidance Up $30m QoQ midpoint YoY midpoint Up 2.6% YoY Year-over-year Record revenue Strong performance Highlights: revenue growth in quarter in Europe in Rest of World North America 1. Non-GAAP. See reconciliation tables in appendix 12 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

2 Q2 commercial progress Spain Dealer onboarding modernization & Cloud CRM & OSS modernization and managed services transformation long-term support Charging system Mediation platform & modernization & operations BSS modernization Managed services extension Charging operations and expansion Our cloud-based platform solutions continue to generate customer traction ConnectX eSIM Leading operator: U.S Singapore Brazil Vietnam U.S 13 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

2 Q2 project execution & delivery

Key milestones

elisa — **Mainframe to cloud migration**	Vodafone Germany — **Commercial launch of digital transformation**	BT EE — **Digital transformation**
PLDT — **E2E OSS go live for Wireline,** enabling Network Fulfillment and Orchestration including Network Inventory Management	AT&T — ▪ **AT&T 5G SA** on Next-Gen Charging ▪ **AT&T's OneConnect plan launch**	optimum. — **Platform hardware migration** completed
brightspeed — **Successful Network Inventory Management rollout**	Hawaiian Telcom — **Successful platform upgrade**	TELSTRA — **Fulfillment of B2B cloud migration**

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2 On track to achieve FY26 financial guidance

Revenue[1]

2.0% - 4.0%

YoY growth

- Reiterate **3.0% midpoint** in constant currency[1]

Free cash flow[3]

$710m - $730m

- Reiterate **$720m midpoint**
- **~90%** earning-to-cash flow conversion, and attractive free cash flow yield[3][4] of **~10%**

Non-GAAP EBIT[2]

21.3% - 21.9%

% margin

- Reiterate **21.6% midpoint**
- Up **20bps** YoY

Non-GAAP EPS[2]

5.0% - 7.0%

YoY growth

- Reiterate **6.0% midpoint**

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix
3. Excludes restructuring related payments
4. Yield = expected free cash flow of $720M, the midpoint of FY2026 FCF guidance, as a percentage of Amdocs' market capitalization as of 05/13/2026

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Bringing it all together 2 3 We believe Amdocs is best Shaping our strategic direction Solid Q2 financial results in line positioned to turn the agentic based on the vision and with our guidance vision into reality for our direction; initial traction with aOS customers 4 5 Commercial and operational Reiterating midpoint of FY26 progress with important wins guidance, while closely and key project milestones monitoring the delivered macroeconomic environment and customer spend 16 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

CFO transition Tamar Rapaport Dagim Tal Rozenfeld Chief Financial Officer & GM, Head of Finance Chief Operating Officer CPA | MA in Law Retiring after a remarkable 19-year tenure CFO effective June 1, 2026 as CFO, the past 8 years as both CFO and COO, and 22 years at Amdocs overall • A proven business performer with an impressive On behalf of all of us, Tamar, please accept 20-year career at Amdocs, spanning senior our sincere appreciation for your endless dedication roles in accounting, finance and as division and service to Amdocs through the years and we wish business leader for APAC you nothing but the best on your well-deserved retirement • Currently GM & Head of Finance, overseeing the entire finance organization -Shimie Hortig, Amdocs CEO I’ve known Tal for his entire career at Amdocs, and having worked closely with him on many occasions, I am well aware of his great leadership qualities. I strongly believe he is the best fit for this role. Congratulations Tal, and welcome to my leadership team. -Shimie Hortig, Amdocs CEO 17 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Tamar Rapaport Dagim Chief Financial Officer & Chief Operating Officer Financial Review & Outlook 18 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Solid Q2 FY2026 Financial Results

Q2 2026 Revenue vs. Guidance
$ Millions


$1,170
$1,172
Original Q2F26 Guidance (midpoint)
Q2F26A

Revenue above guidance midpoint, including a favorable foreign currency movement of roughly $2M compared to guidance

Q2 2026 Revenue by Region
$ Millions


Rest of World ~$226
Europe ~$192
North America ~$754
~19%
~16%
~64%

North America ~ +2.2% YoY

Record revenue in Europe ~ +6.2% YoY

Healthy trends in Rest of World ~ +8.0% YoY

Key Metrics:

Revenue

$1,172m

+3.9% YoY as reported

+2.2% YoY constant currency[1]

Non-GAAP[2] Operating Margin

21.5%

+20 bps YoY, **-10 bps** QoQ

GAAP Diluted EPS

$1.28, above guidance midpoint ($1.22 - $1.30)

Non-GAAP[2] Diluted EPS

$1.78, above guidance midpoint ($1.73 – $1.79)

1. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period
2. Non-GAAP. See reconciliation tables in appendix

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Managed Services

Supporting visibility and business resilience


~ +1.6% YoY
Q2F25
Q2F26

Managed Services revenue

~$759m

~65%
of Q2 FY2026 revenue

Close to **~100%** **managed services contract renewals**

Managed services arrangements support business model resiliency with highly recurring revenue streams, multi-year engagements and high renewal rates, and may also include large-scale digital transformation projects

Expanded and extended managed services contract with Cricket Wireless for BSS and OSS services, including aOS capabilities, driving faster time to market and improved customer experience.

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Strong Balance Sheet & Q2 2026 Free cash flow(1) bridge Cash Flow FCF before restructuring payments of $17M was $97M in Q2 $800M commercial paper program launched March 2026 to further enhance financial flexibility and short-term funding mix, supported by revolving credit facility which was $101 $21 $97 upsized to $800M from $500M previously. * $80 Cash + Available Credit Facility $844 million Cash, Credit Facility & Debt Position $ Millions, as of March 31, 2026 Ample liquidity to support Operating Cash Net capex Reported FCF ongoing business needs while $250 (2) Flow Available *Figures may not sum due to rounding retaining the capacity to fund Credit Facility $630 future strategic growth as of 3/31 DSO’s Baa1 BBB $650 (3) 73 days -4 days YoY and –3 days QoQ Moody’s S&P DSO’s may fluctuate from quarter to quarter Cash $214 Unbilled receivables net of deferred revenue decreased by Committed to maintaining our Investment grade credit rating $42 million compared to a year ago and by $2 million Liquidity Debt sequentially in Q2, aggregating the short-term and long-term 1. Non-GAAP. See reconciliation tables in appendix balances 2. Short-term financing arrangements as of March 31, 2026: $170M drawn on $800M revolving credit facility, upsized The net difference between unbilled receivables and deferred revenue from $500M previously, leaving $630M available; $80M on call under an uncommitted bank line of credit 3. $650M senior note, maturing June 2030; fluctuates from quarter to quarter, in line with normal business activities as well as progress on multi-year transformation programs 21 Information Security Level 2 – Sensitive. © 2026 – Proprietary & Confidential Information of Amdocs

Disciplined Capital Allocation

FCF: Six-year historical trend and FY2026E outlook


% FCF(1)(3)(4)(5)(6)/ Non-GAAP Net Income(1)
88%
140%
102%
101%
93%
94%
90%
% of FCF(1)(3)(4)(5)(6) Returned to Shareholders
100%
99%
104%
96%
112%
106%
FY2026E guidance: return majority
FCF ($M) (1)(3)(4)(5)(6)
$527
$869
$665
$718
$694
$735
$720
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025
FY2026E (Guidance)
Normalized (1)(3)

FY 2026 free cash flow[1] target **reiterated: $710-$730M** (before restructuring payments)

~90% Earnings to cash conversion

~10% Free cash flow yield[2]


Dividends $57
Share repurchases $138

$195M
Returned to shareholders in Q2

Dividend
Board authorized quarterly dividend payment:

56.9 cents
Payable July 31, 2026

Share Repurchase Authorization
~$0.7B aggregate remaining share repurchase authorization

1. Non-GAAP. See appendix tables for reconciliation of FCF
2. Yield = expected free cash flow of $720M, the mid point of FY2026 FCF guidance before restructuring payments, as a percentage of Amdocs' market capitalization as of 5/13/2026
3. FCF in FY2020, FY2021 and FY2022 is presented on a normalized basis, which mainly excludes net capital expenditures related to the new campus development; normalized FCF disclosure is not applicable as of FY2023 onward
4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/2/2021 and 11/8/2022 for reconciliation of normalized FCF in FY2020, FY2021 and FY2022
5. FY2023, FY2024, and FY2025, exclude restructuring payments of ~$20M,~$75M,~$90M, respectively
6. FY2026 assumes midpoint of $710-$730M guidance range, before restructuring payments

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Leading Indicators & Visibility: 12-month Backlog 12-Month Backlog Up $30M QoQ 12-month backlog includes: Anticipated revenue related to contracts Up 2.6% YoY $4.28B Estimated revenue from managed services contracts Letters of intent Quarterly 12-Month Backlog Growth YoY % Maintenance 3.5% Estimated ongoing support activities 3.0% 3.2% 2.7% 2.6% 1. For comparison purposes, pro forma adjusts quarterly revenue from Q124 to Q4F24 by approximately $150 million, and fiscal 2024 revenue by approximately $600 million, to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and Q2F25 Q3F25 Q4F25 Q1F26 Q2F26 were not included in the full year fiscal 2025 revenue outlook (1) (1)

FY2026 Revenue Growth Outlook FY2026 revenue growth: Revenue Growth YoY% Growth Constant Currency(3) Outlook tightened to 2.0%-4.0% YoY 10.3% constant currency(3) 7.7% as reported, 7.0% • Expects 2.6%-4.6% including a foreign currency benefit of 60 bps compared with 50 bps previously 4.0% Reiterating 3.1% 2.4% 2.7% 3.0% 3% guidance midpoint • Roughly half of the expected growth in fiscal 2.0% 2026 expected to be inorganic in nature FY2020 FY2021 FY2022 FY2023 FY2024 FY2025 FY2026E (3) (2)(3) (2)(3) (3) (3) (1)(3) (3) 1. For comparison purposes, pro forma fiscal 2024 revenue by approximately $600 million to reflect the end of certain low margin, non-core business activities; these activities substantially already ceased in the first quarter fiscal 2025 and are not included in the full year fiscal 2025 revenue outlook 2. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 3. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period

Sustained Margin Expansion in FY2026 Balancing strategic growth investments with ongoing cost and efficiency benefits Annual Non-GAAP(1) Operating Margin: FY2020 – FY2026E(2) +20 bps YoY at the midpoint FY2026E: +20 bps YoY of the FY2026 target range of 21.3%-21.9% 21.6% 21.9% 21.4% 21.7% 21.3%-21.9% Balancing generative AI 21.3% growth investments against 21.1% FY2025 +300 bps YoY: the benefits of internal cost Business activity phase out & and efficiency improvements internal efficiency gains Operating margin may 18.4% fluctuate slightly between 18.7% 17.8% quarters 18.1% 17.6% 17.8% 17.5% 17.2% 17.5% 17.2% 1. Non-GAAP. See reconciliation tables in appendix 16.5% 2. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/20, 11/2/2021, 11/8/2022, Guidance Range Non-GAAP Operating Margin 11/7/2023, 11/12/2024 and 11/11/2025 for reconciliation of non-GAAP operating margin in FY2018, FY2019, FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025

FY2026 Non-GAAP Diluted EPS Growth Outlook Tightening the range, reiterating the midpoint Total Shareholder Return(3)(4) Non-GAAP(2) Diluted EPS Growth YoY % + Dividend Yield 14.1% 13.6% 11.7% Non-GAAP(2) EPS growth outlook 11.2% 11.1% tightened to 5.0%-7.0% in FY2026E 12.1% 11.5% 8.7%* 9.8% 9.0% Reiterating 6% midpoint guidance unchanged 8.5% 7.0% 5.3% 6.0% compared with prior outlook 6.0% guidance 5.0% midpoint 3.0% 2.3% 2.6% 2.7% 1.9% 2.0% 2.1% 2.2% FY2020 FY2021(1) FY2022 (1) FY2023 FY2024 FY2025 FY2026E 1. Pro forma metrics exclude the financial impact of OpenMarket (which was divested on December 31, 2020) from fiscal year 2021. 2. Non-GAAP. See reconciliation tables in appendix 3. Expected total shareholder return assumes Non-GAAP EPS growth plus dividend Non-GAAP Diluted EPS Growth Dividend Yield Total Shareholder Return yield (based on fiscal year end closing share price); FY2026E assumed 6.0% midpoint of non-GAAP EPS outlook, and dividend yield based on quarterly rate of *Non-GAAP(2) EPS growth of 6.0%, plus 2.7% dividend yield(3) $0.569 as of share price on 11/11/25 4. Refer to https://investors.amdocs.com/ and earnings reports issued on 11/10/2020, 11/2/2021, 11/8/2022, 11/7/2023, 11/12/2024 and 11/11/2025 for non-GAAP reconciliation in FY2020, FY2021, FY2022, FY2023, FY2024 and FY2025

Q&A

Appendix Outlook & Reconciliation Tables

Q3 Fiscal 2026 Outlook Revenue $1,155—$1,195 million Q3 & GAAP EPS $1.39—$1.47 Non-GAAP(1) EPS $1.81—$1.87 FY2026 Share Count 106 million Non-GAAP effective tax rate within the annual Tax Outlook guidance range of 16.0%-19.0% in Q3 specifically FY 2026 Outlook Updated Previous Revenue growth 2.6%—4.6% 1.5%—5.5% As reported Revenue growth 2.0%—4.0% 1.0%—5.0% Constant currency(2) GAAP EPS Growth 12.0%—15.0% 10.0%—17.0% 1. Non-GAAP. See reconciliation tables in appendix. Free cash Non-GAAP(1) EPS growth 5.0%—7.0% 4.0%—8.0% flow outlook is before expected restructuring payments 2. Constant currency. Assumes exchange rates in the current period were unchanged from the prior period Operating Margin 21.3%—21.9% 21.3%—21.9% Non-GAAP(1) Effective Tax Rate 16.0%—19.0% 16.0%—19.0% Non-GAAP(1) Free Cash Flow $710-$730 million $710-$730 million

Reconciliation Tables AMDOCS LIMITED Selected Financial Metrics (In thousands, except per share data) Three months ended Six months ended March 31 March 31 2026 2025 2026 2025 Revenue 1,171,979 $ 1,128,203 S 2,327,918 $ 2,238,258 Non-GAAP operating income 25 1,836 240,106 501 ,775 475,504 Non-GAAP net income 192,501 201,017 389,632 389,894 Non-GAAP net income attributable to Amdocs Limited 191 ,544 200,259 387,787 388,4 17 Non-GAAP diluted earnings per share L78 $ 1.78 S 3_59 $ 3-44 Diluted weighted average number of shares outstanding 107,472 112,514 107,997 112,981 Free Cash Flows (In thousands) a) The amounts under “Purchase of property and Three months ended Six months ended equipment, net”, include immaterial proceeds March 31 March 31 from sale of property and equipment for the 2026 2025 2026 2025 three and six months ended March 31, 2026 and 2025, respectively. Net Cash Provided by Operating Activities s 101,584 $ 172,458 s 321,766 $ 278,013 Purchases of property and equipment, net (a) {21,237) {15,964) {53,476) {43,319 ) Free Cash Flow s 80,347 $ 156,494 s 268,290 $ 234,694

Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Three Months Ended March 31, 2026							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 716,733	$ -	$ (11,392)	$ (135)	$ -	$ -	$ -	$705,206
Research and development	87,001		(2,068)					84,933
Selling, general and administrative	153,677		(24,539)	866				130,004
Amortization of purchased intangible assets and other	21,308	(21,308)						-
Restructuring charges	10,405				(10,405)			-
Total operating expenses	989,124	(21,308)	(37,999)	731	(10,405)	-	-	920,143
Operating income	182,855	21,308	37,999	(731)	10,405			251,836
Interest and other expense, net	(5,963)					(7,637)		(13,600)
Income taxes	38,120						7,615	45,735
Net income	138,772	21,308	37,999	(731)	10,405	(7,637)	(7,615)	192,501
Net income attributable to noncontrolling interests	957							957
Net income attributable to Amdocs Limited	$ 137,815	$ 21,308	$ 37,999	$ (731)	$ 10,405	$ (7,637)	$ (7,615)	$191,544

	Three Months Ended March 31, 2025						
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non-GAAP
Operating expenses:							
Cost of revenue	$ 698,049	$ -	$ (12,356)	$ (360)	$ -	$ -	$685,333
Research and development	81,796		(2,283)				79,513
Selling, general and administrative	134,625		(11,014)	(360)			123,251
Amortization of purchased intangible assets and other	15,998	(15,998)					-
Restructuring charges	-						-
Total operating expenses	930,468	(15,998)	(25,653)	(720)	-	-	888,097
Operating income	197,735	15,998	25,653	720			240,106
Interest and other expense, net	(8,465)				(69)		(8,534)
Income taxes	25,269					5,286	30,555
Net income	164,001	15,998	25,653	720	(69)	(5,286)	201,017
Net income attributable to noncontrolling interests	758						758
Net income attributable to Amdocs Limited	$ 163,243	$ 15,998	$ 25,653	$ 720	$ (69)	$ (5,286)	$200,259

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Reconciliation Tables

AMDOCS LIMITED
Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP
(In thousands)

	Six Months Ended March 31, 2026							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 1,444,456	$ -	$ (22,765)	$ (494)	$ -	$ -	$ -	$ 1,421,197
Research and development	168,979		(3,927)					165,052
Selling, general and administrative	267,398		(35,397)	7,893				239,894
Amortization of purchased intangible assets and other	35,842	(35,842)						-
Restructuring charges	21,706				(21,706)			-
Total operating expenses	1,938,381	(35,842)	(62,089)	7,399	(21,706)	-	-	1,826,143
Operating income	389,537	35,842	62,089	(7,399)	21,706			501,775
Interest and other expense, net	(17,228)					(6,064)		(23,292)
Income taxes	75,083						13,768	88,851
Net income	297,226	35,842	62,089	(7,399)	21,706	(6,064)	(13,768)	389,632
Net income attributable to noncontrolling interests	1,845							1,845
Net income attributable to Amdocs Limited	$ 295,381	$ 35,842	$ 62,089	$ (7,399)	$ 21,706	$ (6,064)	$ (13,768)	$ 387,787

	Six Months Ended March 31, 2025							
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non-GAAP
Operating expenses:								
Cost of revenue	$ 1,380,308	$ -	$ (25,606)	$ (360)	$ -	$ -	$ -	$ 1,354,342
Research and development	166,129		(4,554)					161,575
Selling, general and administrative	256,712		(22,013)	12,138				246,837
Amortization of purchased intangible assets and other	31,757	(31,757)						-
Restructuring charges	6,783				(6,783)			-
Total operating expenses	1,841,689	(31,757)	(52,173)	11,778	(6,783)	-	-	1,762,754
Operating income	396,569	31,757	52,173	(11,778)	6,783			475,504
Interest and other expense, net	(14,874)					5,979		(8,895)
Income taxes	65,842						10,873	76,715
Net income	315,853	31,757	52,173	(11,778)	6,783	5,979	(10,873)	389,894
Net income attributable to noncontrolling interests	1,477							1,477
Net income attributable to Amdocs Limited	$ 314,376	$ 31,757	$ 52,173	$ (11,778)	$ 6,783	$ 5,979	$ (10,873)	$ 388,417

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